                                                              OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires:  October 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    1   )*
                                          -------

                        UNITED FIRE & CASUALTY COMPANY
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, $3.33 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  910331107
           -------------------------------------------------------
                                (CUSIP Number)

Randall E. Dyen, Esquire, Senior Vice President, Secretary and General Counsel
                General Accident Insurance Company of America
             436 Walnut Street, Philadelphia, Pennsylvania  19105
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              September 6, 1994
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


  CUSIP No.     910331107                              Page  2   of  13   Pages
            -------------------                            -----   ------


  ------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                  General Accident Corporation of America
                  EIN 23-2265285


  ------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a) / /

                                                                         (b) / /

  ------------------------------------------------------------------------------
              SEC USE ONLY
    3



  ------------------------------------------------------------------------------
              SOURCE OF FUNDS*
    4
                  WC


  ------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL
    5         PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /


  ------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                  Delaware

  ------------------------------------------------------------------------------
                                             SOLE VOTING POWER
          NUMBER             7

            OF
                          ------------------------------------------------------
          SHARES                             SHARED VOTING POWER
                             8
       BENEFICIALLY                             1,178,080

         OWNED BY         ------------------------------------------------------
                                             SOLE DISPOSITIVE POWER
           EACH              9

         REPORTING
                          ------------------------------------------------------
          PERSON                             SHARED DISPOSITIVE POWER
                             10
           WITH                                 1,178,080

  ------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                   1,178,080

  ------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /

  ------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13

                   24.5%
  ------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                   HC

  ------------------------------------------------------------------------------
                   *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         2 of 7

                                 SCHEDULE 13D

  CUSIP No.     91033107                               Page  3  of   13   Pages
            ---------------                                -----   ------


- -------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                  General Accident Insurance Company of America
                  EIN 23-1502700

- -------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a)/ /

                                                                         (b)/ /
- -------------------------------------------------------------------------------
                SEC USE ONLY
    3

- -------------------------------------------------------------------------------
                SOURCE OF FUNDS*
    4
                  WC
- -------------------------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL
    5           PROCEEDINGS IS REQUIRED PURSUANT                          / /
                TO ITEMS 2(d) or 2(e)
- -------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                  Pennsylvania
- -------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER               7

            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                               1,178,800
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9

         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH                                   1,178,080

- -------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                   1,178,080
- -------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

- -------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                   24.5%
- -------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                   IC
- -------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         2 of 7

                                                              Page 4 of 13 pages




This filing constitutes Amendment No. 1 to a Schedule 13D filed by the General Accident Corporation of America and dated January 15, 1988 (the "Original Filing"). This filing amends and, as amended, restates, the Original Filing. Subsequent to the Original Filing, the Issuer split its shares 3-for-2. All share numbers and share prices in this filing are reflected as though such split had occurred prior to the Original Filing.

Item 1.  Security and Issuer.

                 This statement relates to Common Stock, $3.33 1/3 par value per share, of United Fire & Casualty Company (the "Issuer"). The address of the principal executive offices of the issuer is 118 Second Avenue S.E., Cedar Rapids, Iowa 52407.

Item 2.  Identity and Background.

                 This Amendment No. 1 is filed by General Accident Corporation of America, a Delaware corporation ("GACA") and General Accident Insurance Company of America ("GAICA"), a Pennsylvania casualty insurer. GACA owns all of the issued and outstanding voting securities of GAICA. GACA is a holding company for GAICA. GAICA issues property and casualty insurance in markets throughout the United States. The principal place of business of both GACA and GAICA is 436 Walnut Street, Philadelphia, Pennsylvania 19105. All of the issued and outstanding voting securities of GACA are owned by Scottish Insurance Corporation, p.l.c., a United Kingdom business corporation ("SIC"). All of the issued and outstanding voting securities of SIC, except for directors' qualifying shares, are owned by General Accident Fire & Life Assurance Corporation, p.l.c., a United Kingdom casualty and life insurer ("GAFLAC"). All of the issued and outstanding shares of capital stock of GAFLAC are owned by General Accident plc, a Scottish public company ("GAplc"). GAplc is the ultimate parent corporation of a world-wide group whose principal activities are the transaction of insurance business of all classes, other than the industrial life business, and the provision of financial services. GAplc has over 35,000 holders of its equity securities. The voting securities of GAplc are traded on the International Stock Exchange in London, England. The address of the principal place of business of SIC, GAFLAC, and GAplc Pitheavlis, Perth, Scotland PH2 ONH.

                 The name and business address and citizenship address of each executive officer and director of GACA, GAICA, SIC, GAFLAC, and GAplc is as follows:

                                                              Page 5 of 13 pages




                                                              RELATIONSHIP WITH GACA, GAICA, SIC, GAFLAC AND
  NAME AND BUSINESS OR                                        GAplc -- PRINCIPAL
  RESIDENCE ADDRESS                          CITIZENSHIP      OCCUPATION  (IF DIFFERENT)
  --------------------                      ------------      ------------------------------------------
  The Rt. Hon. The Earl of                       U.K.         Chairman of the Board, GAFLAC, and GAplc
    Airlie, D.L.                                              Director, GACA and GAICA -- Lord Chamberlain
  David George Patrick Coke Ogilvy
  Lord Chamberlain
  Lord Chamberlain's Office
  St. James's Palace
  London, England SW1


  John C. Bogle                                  U.S.         Director, GACA and GAICA -- Chairman, The
  The Vanguard Group of                                       Vanguard Group of Investment Companies
    Investment Cos.                                           (investment company complex)
  Post Office Box 2600
  Valley Forge, PA  19482


  Lyndon Bolton, Esquire                         U.K.         Director, GAplc
  Alliance Trust, p.l.c.                                      Managing Director, Alliance Trust, plc
  Meadow House                                                (investment trust company)
  64 Reform Street
  Dundee, England DD1 1TJ

  Mrs. Elizabeth L. Botting                      U.K.         Director, GAplc
  Gable House                                                 Chairman, Douglas Deankin
  High Street                                                 Young Limited
  Broadway
  Worcestershire WR 12 7AL


  Robert J. Bruce                                U.S.         Director, GAICA and GACA
  Widener University                                          President, Widener University
  One University Place
  Chester, PA  19013


  George A. Butler                               U.S.         Director, GACA and GAICA --
  Corestates Financial Corp.                                  President Corestates Financial Corp.
  P.O. Box 7558
  Philadelphia, PA  19101

  Sir Anthony Cleaver                            U.K.         Director, GAplc
  Shore House                                                 Chairman, IBM United Kingdom
  Hook Park                                                   Holdings Limited
  Warsash, Hauts 503 6HA

                                                              Page 6 of 13 pages

                                                              RELATIONSHIP WITH GACA, GAICA, SIC, GAFLAC AND
  NAME AND BUSINESS OR                                        GAplc -- PRINCIPAL
  RESIDENCE ADDRESS                          CITIZENSHIP      OCCUPATION  (IF DIFFERENT)
  --------------------                      ------------      ------------------------------------------
  Frank J. Coyne                                 U.S.         Director GAICA and GACA --
  GAICA                                                       President and Chief Operating
  436 Walnut Street                                           Officer of GAICA and GACA
  Philadelphia, PA  19105

  Diana M. Currie                                U.S.         Sr. Vice President
  GAICA                                                       GAICA and GACA
  436 Walnut Street
  Philadelphia, PA  19105

  John J. DeStefano                              U.S.         Sr. Vice President
  GAICA                                                       GAICA and GACA
  436 Walnut Street
  Philadelphia, PA  19105


  John F. Doyle, Jr.                             U.S.         Sr. Vice President
  GAICA                                                       GAICA and GACA
  436 Walnut Street
  Philadelphia, PA  19105


  Randall E. Dyen                                U.S.         Sr. Vice President, General
  GAICA                                                       Counsel and Corporate Secretary,
  436 Walnut Street                                           GAICA and GACA
  Philadelphia, PA  19105

  William G. Eagleson, Jr.                       U.S.         Director GACA and GAICA --
    Chairman Emeritus                                         Retired
  Mellon Bank Corp.
  Mellon Bank Center
  Philadelphia, PA  19102


  Walter E. Farnam                               U.S.         Director, GAplc,
  GAICA                                                       Chairman, GACA and GAICA;
  436 Walnut Street                                           Chief Executive Officer
  Philadelphia, PA  19105                                     GAICA and GACA


  Richard H. Glanton, Esq.                       U.S.         Director, GACA and GAICA --
  Reed, Smith, Shaw & McClay                                  Partner, Reed, Smith
  2500 One Liberty Place                                      Shaw & McClay (law firm)
  Philadelphia, PA  19103

                                                              Page 7 of 13 pages

                                                              RELATIONSHIP WITH GACA, GAICA, SIC, GAFLAC AND
  NAME AND BUSINESS OR                                        GAplc -- PRINCIPAL
  RESIDENCE ADDRESS                          CITIZENSHIP      OCCUPATION  (IF DIFFERENT)
  --------------------                      ------------      ------------------------------------------
  Sir Nicholas P. Goodison                       U.K.         Director, GAplc
  Quilter Goodison Company Limited                            Director, Quilter Goodison
  Gerrard House                                               Company Limited
  31-45 Gresham Street                                        (Securities Firm)
  London, England EC2V 7LH


  Ms. Rosemarie B. Greco                         U.S.         Director, GACA and GAICA --
  Corestates Bank                                             President and CEO Corestates Bank
  Center Square West
  1500 Market Street
  Philadelphia, PA  19102


  Barrie Holder                                  U.K.         Director, GAplc, GAFLAC and SIC
  Greenknowe                                                  Deputy Chief Executive,
  Corsiehill                                                  GAFLAC and GAplc
  Perth, PH 2 7 BN


  William B. Jenkins                             U.S.         Sr. Vice President
  GAICA                                                       GAICA and GACA
  436 Walnut Street
  Philadelphia, PA  19105


  Robert A. Kerr                                 U.S.         Sr. Vice President
  GAICA                                                       GAICA and GACA
  436 Walnut Street
  Philadelphia, PA  19105


  James L. Kichline                              U.S.         Director GAICA and GACA
  Miller, Anderson & Sherrerd                                 Partner, Miller Anderson
  One Tower Bridge                                            and Sherrard
  West Conshohocken, PA  19428

  Sir Norman Macfarlane                          U.K.         Director, GAplc -- Chairman and
  Macfarlane Group                                            Managing Director, Macfarlane
  (Clansman) p.l.c.                                           Group, p.l.c.
  Clansman House
  Sutcliffe Road
  Glasgow, Scotland G13 1AH

                                                              Page 8 of 13 pages



                                                              RELATIONSHIP WITH GACA, GAICA, SIC, GAFLAC AND
  NAME AND BUSINESS OR                                        GAplc -- PRINCIPAL
  RESIDENCE ADDRESS                          CITIZENSHIP      OCCUPATION  (IF DIFFERENT)
  --------------------                      ------------      ------------------------------------------
  Laurence H. Major, Jr.                         U.S.         Sr. Vice President
  GAICA                                                       GAICA and GACA
  436 Walnut Street
  Philadelphia, PA  19105


  J. Robert Malone                               U.S.         Director, GACA and GAICA --
  570 Sea Oak Drive                                           Retired
  Vero Beach, FL  32963

  The Rt. Hon. The Earl                          U.K.         Director, GAplc
    of Mansfield                                              First Crown Estates
  William David Mungo James                                   Commissioner and Chairman
    Murray
  Scone Palace
  Perth, Scotland PH 2 6BE


  Daniel J. McNamara, Esq.                       U.S.         Director, GAICA and GACA
  Hughes, Hubbard & Reed                                      Attorney, Hughes Hubbard and Reed
  One Battery Park Plaza
  New York, New York  10004


  Sir Peter Middleton                            U.K.         Director, GAplc
  Harrogate House, Flat 2                                     Chairman, Barclays deZoete Wedd
  29 Sloane Square                                            Limited
  London SW1W 8 AE

  George N. Morris                               U.S.         Director, GAplc, GACA and GAICA;
  GAICA                                                       Vice Chairman, GAICA and GACA
  436 Walnut Street
  Philadelphia, PA  19105


  John J. Naughton                               U.S.         Senior Vice President and
  GAICA                                                       Treasurer, GAICA and GACA
  436 Walnut Street
  Philadelphia, PA  19105


  John B. Neff                                   U.S.         Director, GAICA and GACA
  Wellington Management                                       Managing Partner and
  100 Vanguard Blvd.                                          Sr. Vice President Wellington
  Malvern, PA  19355                                          Management


                                                              Page 9 of 13 pages



                                                              RELATIONSHIP WITH GACA, GAICA, SIC, GAFLAC AND
  NAME AND BUSINESS OR                                        GAplc -- PRINCIPAL
  RESIDENCE ADDRESS                          CITIZENSHIP      OCCUPATION  (IF DIFFERENT)
  --------------------                      ------------      ------------------------------------------
  The Rt. Hon. The Lord                          U.K.         Deputy Chairman GAplc,
    Nickson, KBE                                              and GAFLAC -- Chairman of
  Scottish & Newcastle                                        Clydsdale Bank
  Breweries, p.l.c.
  Abbey Brewery
  Holyrood Road
  Edinburgh, Scotland EH8 8YS


  The Hon. Frederick R. Noel-Paton               U.K.         Director, GAplc
  John Menzies, p.l.c.                                        Managing Director, John
  Princes Street                                              Menzie, p.l.c. (retailing)
  Edinburgh, Scotland EH 2 3AA


  William N. Robertson                           U.K.         Chairman and Chief Exec., SIC
  Chief Executive                                             Director, GAFLAC and GAplc
  GAFLAC                                                      Chief Exec. GAFLAC and GAplc
  Pitheavlis                                                  Director GAICA & GACA
  Perth, Scotland PH 2 OHN

  Robert A. Scott                                U.K.         Director GAplc, GAFLAC and SIC
  Glebe House                                                 Deputy Chief Exec.,
  Auchterarder Road                                           GAFLAC and GAplc
  Dunning
  Perthshire PH 2 ORJ


  Edwin E. Tuttle                               U.S.          Director, GACA and GAICA --
  117 S. Sacramento                                           Retired
  Ventnor, NJ  08406


  Richard A. Whitaker                           U.K.          Secretary, GAFLAC, GAplc and SIC
  GAFLAC
  Pitheavlis
  Perth, Scotland PH2 ONH

None of the individuals or entities listed above were convicted of any crimes other than minor traffic violations during the last five years and none were or are subject to a judgment, decree or final order during the last five years enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities laws.

                                                             Page 10 of 13 pages



Item 3.  Source and Amount of Funds or other Considerations.

                 Funds for the purchases disclosed in the Original Filing aggregating $20,261,220 and funds for the purchases disclosed hereby aggregating $5,961,063.50 were derived from internally generated funds of GAICA available for investment.

Item 4.          Purpose of Transaction.

                 The shares of Common Stock of the Issuer to which this filing relates have been purchased by GACA and/or GAICA for investment purposes. The reporting persons believe that the Common Stock of the Issuer represents an attractive investment opportunity at this time. Although the purchase is for investment, the continuing success of the Issuer may make further purchases, and even the ultimate acquisition of the Issuer, desirable at some future date.

                 Except as set forth in this Item 4, neither of the reporting persons, nor, to the best of the knowledge of either of the reporting persons, any of their respective executive officers or directors, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                 (a) As previously reported in the Original Filing, in 1987 and 1988 GACA acquired beneficial ownership of 1,027,167 shares, constituting 21.3% of the Issuer's issued and outstanding Common Stock (based upon an aggregate of 4,813,443 shares of Common Stock of the Issuer issued and outstanding on November 4, 1994, as reflected in the Issuer's Form 10-Q for the nine months ended September 30, 1994). 1,017,169.5 of such shares were covered by the letter agreement described in response to Item 6 of the Original Filing and annexed as Exhibit 1 to the Original Filing and 9997.5 of such shares were acquired in open-market purchases described in the Original Filing and listed in Item 5(c) hereof. All such shares were subsequently transferred by GACA to its wholly-owned subsidiary, GAICA. As reflected in Item 5(c), on September 6, 1994, GAICA acquired an additional 150,913 shares in a private transaction, constituting an additional 3.14% of the Issuer's issued and outstanding shares.

                 (b) By reason of its status as the owner of record of such shares, GAICA may be deemed to have voting and dispositive power with respect to the shares of the Common Stock of the Issuer identified in Item 5(c) hereof. By reason of its status as the immediate parent company of GAICA, GACA may be deemed to share such voting and dispositive power.

                                                             Page 11 of 13 pages


                 (c) GACA acquired the right to acquire 1,017,169.5 shares of Common Stock of the Issuer pursuant to the letter agreement, dated December 30, 1987, described in response to Item 6 of the Original Filing and annexed as
Exhibit 1 to the Original Filing. GACA also effected the following previously-reported open-market purchases:


          Date Purchased                  Number of Shares                  Price Per Share
          --------------                  ----------------                  ---------------
           12-23-87                           5,250                          $16.583

            1-12-88                           4,747.5                         17.917

Subsequent to the Original Filing, all of the shares referred to above in this
Item 5(c) were transferred by GACA to GAICA.

                 On September 6, 1994, GAICA acquired 150,913 shares of the Issuer in a private transaction at $39.50 per share.

                 (d) No person other than those entities identified in Item 2 hereof has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer described in response to Item 5(c) hereof.

                 (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 GACA executed a letter agreement dated December 30, 1987 (the "Agreement"), with Reliance Insurance Company ("Reliance"), pursuant to which GACA agreed to purchase 1,017,169.5 shares of Common Stock of the Issuer from Reliance at a price of $19.75 per share, or an aggregate purchase price of $20,089,097.63. The Agreement was included in the Original Filing as Exhibit 1 thereto and the description below is qualified in its entirety by reference to the Agreement. In addition to the terms of the Agreement described below, the Agreement contained other provisions normally found in agreements of this type.

                 The Agreement provided for completion of the purchase provided for therein on February 18, 1988, or, if earlier, the fifth business day after all of the conditions of Reliance and GACA set forth therein had been satisfied or waived. GACA had the right to extend such date until up to April 3, 1988 upon the payment of additional consideration.

                                                             Page 12 of 13 pages


                 Completion of the purchase provided for by the Agreement was subject to the conditions therein set forth, including but not limited to (a) expiration of the waiting period under Section 7A of the Clayton Act (the "HSR Act"), and (b) either (i) acceptance by the Iowa Department of Insurance (the "Iowa Department") of GACA's disclaimer of control, or (ii) approval by the Iowa Department of the purchase provided for by the Agreement. GACA made a filing under the HSR Act on January 4, 1988. On January 5, 1988, the Iowa Department issued an order permitting GACA to acquire and maintain ownership of up to 20.1% of each class of voting securities of the Issuer now or hereafter outstanding. On January 26, 1988, the HSR Act waiting period was terminated. The purchase was completed on February 1, 1988.

                 Section 7(d) of the Agreement provided that in the event that, on or prior to December 30, 1989, GACA, or any affiliate thereof, acquired or agreed to acquire, shares of Common Stock of the Issuer at a price in excess of $19.75 per share in connection with, or at a time when there had been proposed (and not withdrawn), any merger or consolidation of the Issuer with or into another corporation or entity, or any other extraordinary transaction therein set forth, then GACA would have been required to pay Reliance additional consideration for the shares of Common Stock to be purchased pursuant to the Agreement as provided therein.

Item 7.  Material to be Filed as Exhibits.

         None.


                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   GENERAL ACCIDENT CORPORATION
                                                     OF AMERICA


                                                   By: /s/ GEORGE N. MORRIS
                                                       ------------------------
February 10, 1995                                      George N. Morris
                                                       Vice Chairman

                                                             Page 13 of 13 pages


                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   GENERAL ACCIDENT INSURANCE
                                                       COMPANY OF AMERICA


                                                   By: /s/ GEORGE N. MORRIS
                                                       ------------------------
February 10, 1995                                      George N. Morris
                                                       Vice Chairman